120 Monument Circle
Indianapolis, IN 46204

July 7, 2009

VIA EDGAR AND FACSIMILE

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	WellPoint, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 001-16751

Dear Mr. Rosenberg:

On behalf of WellPoint, Inc. (the “Company”), this letter is in response to the United States Securities and Exchange Commission (the “Commission”) comment letter dated June 23, 2009 in connection with our response letter dated May 11, 2009. The initial letter received from the Commission dated April 27, 2009 contained five comments related to the above referenced filings. For your convenience, we have listed each initial comment from the Commission’s April 27, 2009 letter, our response in our May 11, 2009 letter, the Commission’s follow-up comments per the June 23, 2009 letter and our responses to these comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill and Other Intangible Assets, page 71

1.	Initial Comment: Please revise your disclosure to clarify the weight that was given to both the income approach and the market approach used to calculate fair value and the basis for the weighting. Please disclose whether and, if so, the nature and extent that the assumptions and methodologies used for valuing goodwill and indefinite lived intangible assets have changed since the prior year.

Initial Response: We periodically evaluate the weights given to the income approach and the market value approach. For our 2008 annual goodwill impairment test, we weighted the reporting unit valuation at 50% based on the income approach and 50% based on the market value approach. For our 2008 annual impairment test of our indefinite lived intangible assets,

Mr. Jim B. Rosenberg	- 2 -	July 7, 2009

we used only the income approach to determine fair value. Both methods of valuing the reporting units and indefinite lived intangible assets were consistent with the methods used for our 2007 annual impairment tests. The equal weighting for our goodwill impairment test reflects our view that both valuation methodologies provide a reasonable estimate of fair value. In addition, we determined that performing our 2008 annual goodwill impairment test under alternative weighting scenarios for the income approach and the market value approach would not yield a materially different valuation and would not change the impairment testing results.

We also periodically evaluate the assumptions used in determining the fair values of our goodwill and indefinite lived intangible assets. Assumptions used in the income approach regarding 2008 projected future cash flows were reduced from our 2007 projected future cash flows given our lowered outlook and revised earnings guidance in 2008. Our assumed discount rate is based on our industry’s weighted average cost of capital and reflects volatility associated with the cost of equity capital. The discount rates used in 2008 and 2007 did not significantly differ between years, primarily due to increases resulting from increased risk associated with cost of equity being offset by decreases in the cost of debt and higher debt to equity ratios within our industry.

We will revise our disclosure in future filings of our Forms 10-Q and 10-K to include a statement similar to the following:

Fair value is calculated using an equal weighting of the income and market value approaches for our reporting units and the income approach for our indefinite lived intangible assets. The equal weighting for our goodwill impairment test reflects our view that both valuation methodologies provide a reasonable estimate of fair value. We evaluate the appropriate weighting given to each valuation methodology at each impairment test date.

Follow-up Comment: Please refer to your response to comment two and your revised disclosures. We believe that the information you provided in the second paragraph of your response related to changes in assumptions and discount rates would be useful to investors. Therefore, please revise your disclosure to include the assumptions that changed and the reasons why the discount rates used did not significantly differ between years.

Follow-up Response: We will provide a revised disclosure similar to the following in future filings of our Forms 10-Q and 10-K, beginning with our future filing on Form 10-Q for the Quarterly Period ended June 30, 2009:

Fair value is estimated using an equal weighting of the income and market value approaches for our reporting units and the income approach for our indefinite lived intangible assets. The equal weighting for our goodwill impairment test reflects our view that both valuation methodologies provide a reasonable estimate of fair value. We evaluate the

Mr. Jim B. Rosenberg	- 3 -	July 7, 2009

appropriate weighting given to each valuation methodology at each impairment test date. We also periodically evaluate the assumptions used in the valuation methodologies.

The income approach is developed using assumptions about future revenue, expenses and net income derived from our internal planning process. Assumptions used in the income approach regarding 2008 projected future cash flows were reduced from our 2007 projected future cash flows given our lowered outlook and revised earnings guidance in 2008. These estimated future cash flows are then discounted. Our assumed discount rate is based on our industry’s weighted average cost of capital and reflects volatility associated with the cost of equity capital. The discount rates used in 2008 and 2007 did not significantly differ between years, primarily due to changes resulting from increased risk associated with cost of equity being offset by decreases in the cost of debt and higher debt to equity ratios within our industry.

Market valuations are based on observed multiples of certain measures including membership, revenue, EBITDA (earnings before interest, taxes, depreciation and amortization) and net income as well as market capitalization analysis of WellPoint and other comparable companies.

Investments, page 72

2.	Initial Comment: Please revise your disclosure to separately disclose the amount of gross unrealized losses that are attributable to movements in market interest rates and the amount that is attributable to movements in credit spreads for each period presented.

Initial Response: As discussed in our disclosure of Critical Accounting Policies and Estimates related to Investments, unrealized losses reported in the periods presented were primarily caused by the effect of the interest rate environment and the widening of credit spreads on certain securities. Credit spreads are comprised of both a credit component and a liquidity component. These factors are not mutually exclusive and often times move in tandem. Spreads tend to vary as interest rates fluctuate. As a result, fair values for certain securities sometimes do not change despite a decline in interest rates. This is caused by the widening of the spread offsetting the impact of the interest rate change. Spreads may also fluctuate due to other changes in the market such as demand for certain Treasury issues and may not represent a true change in the likelihood of default. The fluctuations and interaction of these factors in the market variability we are presently experiencing result in an environment where determining definitively the amount of gross unrealized losses that are attributable to movements in market interest rates versus the amount that is attributable to movements in credit spreads is not possible at a level of certainty that would be appropriate to support such a disclosure.

Mr. Jim B. Rosenberg	- 4 -	July 7, 2009

Follow-up Comment: Please refer to your response to comment three. Please revise your disclosure to clarify that spreads may fluctuate due to other changes in the market and may not represent a true change in the likelihood of default.

Follow-up Response: Effective April 1, 2009, we adopted FASB Staff Position No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (the “FSP”). In conjunction with the adoption of the FSP, our disclosures related to other-than-temporary impairments will change. While our drafting and review process for our Form 10-Q for the Quarterly Period ended June 30, 2009 will be ongoing until our filing date, we expect to provide disclosure similar to the following related to the FSP that addresses your follow-up comment:

We review investment securities to determine if declines in fair value below cost are other-than-temporary. This review is subjective and requires a high degree of judgment. We conduct this review on a quarterly basis, using both qualitative and quantitative factors, to determine whether a decline in value is other-than-temporary. Such factors considered include the length of time and the extent to which a security’s market value has been less than its cost, the reasons for the decline in value (i.e., credit event compared to liquidity, general credit spread widening, currency exchange rate or interest rate factors), financial condition and near term prospects of the issuer, including the credit ratings and changes in the credit ratings of the issuer, recommendations of investment advisors, and forecasts of economic, market or industry trends.

In addition, in April 2009, the Financial Accounting Standards Board, or FASB, issued FASB Staff Position No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, or the FSP. The FSP applies to fixed maturity securities only and provides new guidance on the recognition and presentation of other-than-temporary impairments. Furthermore, the FSP requires additional disclosures related to other-than-temporary impairments. Under this revised guidance, if a fixed maturity security is in an unrealized loss position and we have the intent to sell the fixed maturity security, or it is more likely than not that we will have to sell the fixed maturity security before recovery of its amortized cost basis, the decline in value is deemed to be other-than-temporary and is recorded to net realized losses on investments in our consolidated income statement. For impaired fixed maturity securities that we do not intend to sell or it is more likely than not that we will not have to sell such securities, but we expect that we will not fully recover the amortized cost basis, the credit component of the other-than-temporary impairment is recognized in net realized losses on investments in our consolidated income statement and the non-credit portion of the other-than-temporary impairment is recognized in other comprehensive income. Furthermore, unrealized losses caused by interest rate and other factors related to fixed maturity securities for which we expect to fully recover the amortized cost basis continue to be recognized in accumulated other comprehensive income.

Mr. Jim B. Rosenberg	- 5 -	July 7, 2009

3.	Initial Comment: Please clarify the number of quotes or prices obtained per instrument from pricing services.

Initial Response: As discussed in our disclosure of Critical Accounting Policies and Estimates related to Investments, fair values for our available-for-sale investments are primarily obtained from independent third party pricing services. We periodically discuss valuation methodologies and use of significant inputs utilized by the independent third party pricing services in determining valuations.

Your question cannot be answered with specificity due to the way in which the fixed maturity markets operate. Out of the universe of fixed maturity securities that exist, only a very small percentage of securities are actually traded (i.e., U.S. Treasury securities), or are quoted by securities brokers. The fair values for the much larger population of fixed maturity securities without such trading activity or broker quotes are extrapolated from those fixed maturity securities for which trades or broker quotes are available. Accordingly, there is not a specific number of broker quotes for a certain security that may be used for valuation.

At some dates, the pricing service may receive multiple broker quotes for a specific security, while at other times they may receive only one or even no broker quotes. For other securities, the pricing service may not receive a single broker quote since that security is not in demand. In instances where no broker quotes are available on the valuation date for a specific security, we may use other inputs for fair valuation, including actual trade data for similar securities, available broker quotes for similar securities, market or sector information specific to the security and other relevant information. The information used in the valuation depends on the type of fixed maturity security, availability of relevant data and market conditions and may change from valuation date to valuation date depending on such factors.

Follow-up Comment: Please refer to your response to comment five. For the fair values that you obtained from third party pricing services, please disclose the number of quoted prices you obtained for each security from the third party pricing service. If you obtained multiple quotes, please clarify how you determined the ultimate value used in your financial statements.

Follow-up Response: We obtain only one quoted price for each security from third party pricing services. However, as previously stated in our response to your initial comment, in instances where our internal control procedures identify unusual price fluctuations from period to period from our pricing service for a particular security, we may obtain additional information on that security from other pricing services to validate the quoted price.

Mr. Jim B. Rosenberg	- 6 -	July 7, 2009

In addition, in response to your follow-up comment on No. 4 below, we will confirm that we did not materially adjust fair values obtained from third party pricing services.

We will provide a revised disclosure similar to the following in future filings of our Forms 10-Q and 10-K, beginning with our future filing on Form 10-Q for the Quarterly Period ended June 30, 2009:

Fair values of available-for-sale fixed maturity and equity securities are based on quoted market prices, where available. These fair values are obtained primarily from third party pricing services, which generally use Level I or Level II inputs for the determination of fair value in accordance with FAS 157, Fair Value Measurements, or FAS 157. We obtain only one quoted price for each security from third party pricing services, which are derived through recently reported trades for identical or similar securities making adjustments through the reporting date based upon available market observable information. For securities not actively traded, the third party pricing services may use quoted market prices of comparable instruments or discounted cash flow analyses, incorporating inputs that are currently observable in the markets for similar securities. Inputs that are often used in the valuation methodologies include, but are not limited to, broker quotes, benchmark yields, credit spreads, default rates and prepayment speeds. As we are responsible for the determination of fair value, we perform monthly analysis on the prices received from third parties to determine whether the prices are reasonable estimates of fair value. Our analysis includes a review of month to month price fluctuations. If unusual fluctuations are noted in this review, we may obtain additional information from other pricing services to validate the quoted price. There were no adjustments to quoted prices obtained from third party pricing services during the three and six months ended June 30, 2009 and 2008 that were material to the consolidated financial statements.

4.	Initial Comment: Please revise your disclosure to clarify whether, and if so, how and why, you adjusted quotes or prices you obtained from the third party pricing services.

Initial Response: In the rare event that we have additional information that may not be available to the third party pricing service and such information may impact the fair value of a security, we may adjust the prices obtained from the third party pricing service. There was one such instance in 2008 when a fixed income security was written down to a value lower than the value suggested by the third party pricing source. In this instance, we received an “indicative price” from the third party pricing service, and they noted that this security was difficult to price because the issuer was not trading in the market and there was a lack of observable pricing inputs. Upon receiving the price, there was a significant liquidity event related to the

Mr. Jim B. Rosenberg	- 7 -	July 7, 2009

issuer and the credit ratings were downgraded significantly from investment grade to well below investment grade. The third party pricing service acknowledged that the fair value, if re-valued, would be less than the originally provided fair value. We estimated the fair value of the security internally using unobservable inputs, which resulted in a $10 million reduction in the fair value. Due to the use of unobservable inputs in determining fair value, this security was classified as Level III in accordance with FAS 157, Fair Value Measurements.

Although this is a rare occurrence, if and when we have any instances where we adjust a quoted price obtained from a third party pricing service that results in a material change in the value of our investment securities in the aggregate, we will include such information in future filings of our Forms 10-Q and 10-K.

Follow-up Comment: Please refer to your response to comment six. Please revise your disclosure to clarify that you did not make any material adjustments to quoted prices obtained from third party pricing services.

Follow-up Response: Please see our response to your follow-up comment No. 3 above.

10. Retirement Benefits, page 120

5.	Initial Comment: Please provide us a detailed analysis as to why the expected rate of returns for pension and other benefits is appropriate.

Initial Response: The long-term rate of return assumption for pension benefits is set based upon several factors considered for the pension plans’ investment portfolio’s target asset allocation. Past market performance, the long-term relationship between fixed maturity and equity securities, interest rates, and inflation are among the factors considered. It includes an estimate of the additional return expected from active management of the investment portfolio. The long-term rate of return calculation uses the geometric averaging method, which calculates an expected multi-period return, reflecting volatility drag on compound returns. We obtain from our outside pension investment advisors a detailed analysis of the expected long-term rate of return. This analysis projects a range of expected returns based on the composition of the investment portfolio and weighting of the asset classes, taking into consideration the Company’s active management of the investment portfolio. We compare this calculation with a separate analysis of expected asset class returns obtained from our outside pension actuarial advisors for reasonableness. Based on our review of the analyses, we selected a long-term rate of return of 8.00% at the December 31, 2008 measurement date. All assumptions are reviewed and approved by the Company’s management.

Mr. Jim B. Rosenberg	- 8 -	July 7, 2009

The long-term rate of return assumption for other postretirement benefits uses the corresponding pension long-term rate of return assumption as a starting point. It is then adjusted to reflect an “after-tax” return on certain Voluntary Employee Beneficiary Association (“VEBA”) trust assets that are subject to unrelated business income tax on earnings. Because the VEBA trust assets are part of the National Employee Benefits Administration (“NEBA”) VEBA, we communicate with the Blue Cross Blue Shield Association - NEBA department, who advised that 55% of the existing VEBA assets are in equity funds (which are subject to tax) and 45% are in Municipal Bonds (which are tax exempt). Based on the estimated impact of taxes on the return, we calculated the return on the VEBA assets to be 6.50%. Additionally in our other postretirement benefits plan, we had 401(h) assets which are not taxable. The weighted average of the assets calculated to be an approximate 7.25% expected long-term rate of return. All assumptions are reviewed and approved by the Company’s management.

Follow-up Comment: Please refer to your response to comment 11. Please tell us how your selected rate of return compares to the two rates of returns obtained from outside parties and if different, explain how you arrived at the 8% return rate. Provide us with a historical analysis of your return rates and to the extent that historical rates do not justify the expected rate of return, provide a detailed discussion of why you believe your selected rate is appropriate.

Follow-up Response: The expected rate of return provided by our pension investment advisors for the 2008 valuation was 8.0% based on our target allocation (7.8% based on our actual allocation). The rate of return provided by our pension actuarial advisors based on our target allocation was 8.4% (no rate of return based on actual allocation was provided).

While we review historical average rates of return, we consider them less representative for expected future rates of return. The arithmetic average rate of return of our pension assets for the period from 1992 (earliest data available) through 2008 was 7.9%. This data is based on actual returns for our pension asset portfolio for that period without regard to changes in the composition of our pension asset portfolio or changes in the overall market environment and, therefore, should only be viewed as a less determinative data point.

We believe the analyses prepared by our two outside advisors are more relevant as they take into consideration current factors relevant to our pension asset portfolio. Specifically, these estimates of expected returns reflect the current asset allocation (both actual and targeted) as well as appropriate future yield assumptions that are based on the current market environment. For example, yield assumptions built into the 2008 analyses reflect the possibility for higher volatility for both debt and equity securities compared to historical returns due to the much higher volatility experienced in the past 18 months. These current yield assumptions, coupled with our active monitoring and rebalancing of our pension asset portfolio reflect our goal of protecting the principal base of the portfolio while also achieving the targeted future long-term rate of return.

Mr. Jim B. Rosenberg	- 9 -	July 7, 2009

As a result, we believe the analyses prepared by our outside advisors and our historical rates of return of our pension asset portfolio fully support our selected rate of return of 8.0%.

Mr. Jim B. Rosenberg	- 10 -	July 7, 2009

*    *    *    *    *

In connection with our response to the Commission’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings referenced above; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we may be of assistance in answering questions which may arise in connection with this letter, please call me at (317) 488-6770.

Very truly yours,

/s/ Wayne S. DeVeydt
Wayne S. DeVeydt
Executive Vice President and Chief Financial Officer

Copy to:	Angela F. Braly
President and Chief Executive Officer

Martin L. Miller
Senior Vice President, Chief Accounting Officer and Controller